Exhibit 99.2

Global Ship Lease Initiates Quarterly Dividend for Common Shares

Company to initiate quarterly cash dividend of $0.12 per Class A Common Share, with effect from first quarter of 2021

LONDON, January 12, 2021 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that its Board of Directors has initiated a new dividend policy under which the Company intends to pay shareholders a regular quarterly cash dividend of $0.12 per Class A Common Share with effect from the first quarter of 2021.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “Following our recently announced refinancing of our 2022 Notes on substantially improved terms, as well as the numerous other steps we have taken to strengthen our fleet, our balance sheet, and our extensive contracted revenue from a diversified portfolio of charterers,  I am pleased to announce that Global Ship Lease is now in an excellent position to begin providing our common shareholders a well-supported, and highly predictable quarterly dividend. Once the redemption of the 2022 Notes is completed, the significantly improved debt service terms of our newly signed loan facility provide us with incremental net cashflow to allow a quarterly cash dividend of $0.12 per share, taking into account the conversion of preferred shares owned by affiliates of Kelso into common equity.”
Mr. Youroukos continued, “The current strength of demand for our fleet combined with a historically low order book for these asset classes gives us confidence in the fundamentals supporting the containership leasing market and the future prospects of a GSL free from the restrictive covenants of the 2022 Notes. One of our long-term strategic objectives has been to introduce a recurring dividend policy and we now look forward to executing on a range of exciting opportunities to continue maximizing value for shareholders.”
The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.4 years as at September 30, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested, up to November 12, 2020, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $688.9 million. Contracted revenue was $764.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission.  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438